

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Jeffrey A. Stoops
Chief Executive Officer, President and Director
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, Florida 33487

> **Re: SBA Communications Corporation**
> **Registration Statement on Form S-4**
> **Filed November 6, 2020**
> **File No. 333-249893**

Dear Mr. Stoops:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kara MacCullough